SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Issuer)

          Class A Common Stock
(Title of Class of Securities)

          87929J 10 3
(CUSIP Number)

           March 1, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☑       Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP No. 87929J 10 3	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON

Maurice B. Tosé

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

8,943,172

NUMBER	6	SHARED VOTING POWER
OF SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		8,943,172

	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,408,062

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		24.00%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J 10 3	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer:

TeleCommunication Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

275 West Street, Annapolis, MD 21401

Item 2.

	(a)	Name of Person Filing: Maurice B. Tosé

	(b)	Address of Principal Business Office or, if none, Residence:

275 West Street, Annapolis, MD 21401

	(c)	Citizenship:	United States

	(d)	Title of Class of Securities:	Class A Common Stock, par value $0.01 per share of (the “Class A Common Stock”)

	(e)	CUSIP Number:	87929J 10 3

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		(a)	Amount Beneficially Owned:	9,408,062

As of the date hereof, Mr. Tosé is the beneficial owner of 1,104,461 shares of Class A Common Stock and 8,303,601 shares of Class B common stock, par value $0.01 per share, each of which are convertible, at any time, into one share of Class A Common Stock. Each share of Class B common stock is entitled to three votes per share on all matters submitted to a vote of the stockholders.

		(b)	Percent of Class:	24.00%

CUSIP No. 87929J 10 3	SCHEDULE 13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	8,943,172

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	8,943,172

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8. Identification and Classification of Members of the Group

     N/A

Item 9. Notice of Dissolution of Group

     N/A

Item 10. Certification

     N/A

CUSIP No. 87929J 10 3	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2005

/s/ Maurice B. Tosé Maurice B. Tosé